

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES APPOINTMENT OF MR. REYES AS NEW CFO

(Santiago, Chile, July 7, 2005) – CCU's Board of Directors at its meeting held yesterday, appointed Mr. Ricardo Reyes as CCU's new Chief Financial Officer, as of today. Mr. Reyes will replace Mr. Ricardo Bartel, who will assume a new position in another company of the Quiñenco group.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.